Exhibit 2.12

COOPERATION AND SUPPORT AGREEMENT

This COOPERATION AND SUPPORT AGREEMENT (this “Cooperation and Support Agreement”) is entered into on November 30, 2004, by and between NASSDA CORPORATION, a Delaware corporation (“Nassda”); SYNOPSYS, INC., a Delaware corporation (“Synopsys”); and                   (“Specified Individual”).  Nassda, Synopsys, and Specified Individual individually may be referred to as a “Party,” and together as the “Parties.”

RECITALS

A.            Contemporaneously with the execution and delivery of this Cooperation and Support Agreement, Nassda, Synopsys, and Merger Sub are entering into a Merger Agreement (the “Merger Agreement”).

B.            Specified Individual is a stockholder [, director and officer] of Nassda.

C.            Specified Individual will realize substantial economic benefits from the consummation of the transactions contemplated by the Merger Agreement.

D.            Immediately prior to the Merger, Specified Individual will resign as an [officer, director and] employee of Nassda.

E.             In order to induce Synopsys to enter into the Merger Agreement, Specified Individual has agreed to provide certain services to Synopsys after the consummation of the transactions contemplated by the Merger Agreement, as provided in this Cooperation and Support Agreement.

NOW, THEREFORE, for good and valuable consideration, receipt of which is acknowledged by the Parties, the Parties agree as follows:

AGREEMENT

1.             DEFINITIONS.  Capitalized terms used but not otherwise defined in this Cooperation and Support Agreement shall have the meanings assigned to them in the Merger Agreement.  As used in this Cooperation and Support Agreement:

1.1          “Confidential Information” means any non-public information (whether or not in written form and whether or not expressly designated as confidential) relating to Synopsys, Nassda, or any of Synopsys’s other subsidiaries or relating to the business, operations, financial affairs, performance, assets, technology, processes, products, contracts, customers, licensees, sublicensees, suppliers, personnel, consultants or plans of Synopsys, Nassda, or any of Synopsys’s other subsidiaries (including any such information consisting of or otherwise relating to trade secrets, know-how, technology, inventions, prototypes, designs, drawings, sketches, processes, license or sublicense arrangements, formulae, proposals, research and development activities, customer lists or preferences, pricing lists, referral sources, marketing or sales techniques or plans, operations manuals, service manuals, financial information, projections, lists of consultants, lists of suppliers or lists of distributors); provided, however, that “Confidential Information” shall not be deemed to include information that has become public or is in the public domain through no fault of Specified Individual.

1.2          “Cooperation Period” has the meaning ascribed to it in Section 8.1.

1.3          “Nassda Intellectual Property” means any Intellectual Property with respect to which Specified Individual (a) assigned (or agreed to assign) any Intellectual Property Rights to Nassda or Synopsys prior to, on, or after the Closing Date; and (b) was the sole or a joint author, inventor, or creator, or otherwise held an interest.  “Nassda Intellectual Property” also means and includes the patents and patent applications owned by Nassda as of the Closing Date as well as any inventions conceived or reduced to practice by Specified Individual during Specified Individual’s employment with Nassda or Synopsys or any affiliate thereof, but which did not become the subject of a patent application until after the termination of Specified Individual’s employment.

1.4          “Related Litigation” means any and all claims, demands, or Legal Proceedings:

(a) to which Synopsys is or becomes a party, or to which Synopsys expects it may become a party, and that relates to (i) the Transaction or (ii) any act or omission taken or alleged to have been taken by Nassda, any Subsidiary or other affiliate of Nassda, or Specified Individual; or

(b) to which Nassda, any Subsidiary or other affiliate of Nassda, or Specified Individual is or becomes a party concerning any circumstances, facts, events or occurrences which existed or occurred prior to or as of the Closing Date.

For the avoidance of doubt, “Related Litigation” includes the securities class action lawsuits titled Nowak v. Nassda Corporation et al., 3:2004cv02942 (N.D. Cal.) and Richardson v. Nassda Corporation et al., 3:04-cv-03803 (N.D. Cal.), the derivative action titled Israel v. Nassda Corporation et al., CA645-N (Del. Ch. Ct.).

2.             COOPERATION AND SUPPORT

2.1          Related Litigation.  From time to time during the Cooperation Period, Specified Individual will provide all cooperation and support requested by Nassda and/or Synopsys in connection with any Related Litigation.  Such cooperation and support may include providing information, affidavits, and testimony requested by Nassda and/or Synopsys in connection with the Related Litigation, being available for assistance with case development, document review and analysis, interviews, depositions, hearings and trials, and other appropriate activities in connection with the Related Litigation.

2.2          Nassda Intellectual Property.  Specified Individual shall, at Synopsys’s or Nassda’s request, (a) provide cooperation and assistance to Nassda and/or Synopsys, both during and after the Cooperation Period, in perfecting, maintaining, protecting, and enforcing Nassda’s or Synopsys’s rights in the Nassda Intellectual Property, including by preparing and prosecuting

(or assisting in the preparation or prosecution of) patent applications, and by testifying and providing affidavits in connection with any interference proceedings, reexamination proceedings, infringement suits, and other Legal Proceedings; (b) execute and deliver to Nassda and/or Synopsys any documents deemed necessary or appropriate by Nassda or Synopsys in its discretion to perfect, maintain, protect, or enforce Nassda’s or Synopsys’s rights in the Nassda Intellectual Property in any jurisdiction; and (c) provide assistance to Nassda and/or Synopsys in identifying Intellectual Property Rights in Nassda Intellectual Property, including by being available for technical interviews with Nassda or Synopsys personnel for this purpose.

2.3          Further Assurances.  In addition to (not in lieu of) Specified Individual’s obligations under Section 2.2, Specified Individual shall execute and deliver to Synopsys, at Synopsys’s request, (i) a copyright assignment in a form acceptable to Synopsys for any Nassda Intellectual Property subject to copyright protection; and (ii) a patent application assignment in a form acceptable to Synopsys for any invention conceived or reduced to practice by Specified Individual in connection with the creation of Nassda Intellectual Property.  At Synopsys’s request, Specified Individual shall promptly record such assignment with the United States Patent and Trademark Office, the U.S. Copyright Office, or any foreign equivalent.  Specified Individual hereby irrevocably designates and appoints Synopsys and its duly authorized officers and agents as Specified Individual’s agent and attorney-in-fact to act for and on Specified Individual’s behalf to execute, deliver and file any and all documents with the same legal force and effect as if executed by Specified Individual, if Synopsys is unable for any reason to secure Specified Individual’s signature on any document needed in connection with the actions described in this section.  Specified Individual acknowledges that this appointment is coupled with an interest.

2.4          No Adverse Assistance.  Regardless of whether Synopsys requests any cooperation or assistance pursuant to Sections 2.1, 2.2 and 2.3, Specified Individual shall not, unless specifically directed or requested by Synopsys or any of its attorneys to do so, cooperate with or assist or support in any manner, directly or indirectly, any Person (other than Synopsys, Nassda or any other Affiliate of Synopsys, and their respective attorneys) with respect to the Related Litigation or with respect to any Legal Proceeding (including interference and reexamination proceedings) involving any Nassda Intellectual Property, except that Specified Individual may provide truthful testimony pursuant to a subpoena (or upon cross-examination) by any such Person.

2.5          Expert Witness Services.  Nothing in this Cooperation and Support Agreement is intended to obligate Specified Individual to serve as an expert witness without compensation in Related Litigation or in relation to any proceedings concerning Nassda Intellectual Property where he is not a fact witness or otherwise has knowledge as a percipient witness; if and to the extent that Specified Individual does provide to Nassda or Synopsys the kind of services for which one would ordinarily be compensated as an expert witness (such as preparing for and giving testimony at depositions, hearings and trials as an expert witness), Specified Individual will be compensated at the rate of $250 per hour.

2.6          Limit on Aggregate Monthly Hours.  Under no circumstances shall the Specified Individual be required to provide services for more than an aggregate of eighty (80) hours per month pursuant to the Consulting Agreement and this Cooperation and Support

Agreement during the first three (3) months following the Closing Date, and thereafter for more than an aggregate of forty (40) hours per month, excluding in all cases any time required to actually testify in deposition, trial or any other regulatory, administrative or court proceeding.

3.             REIMBURSEMENT AND COMPENSATION

3.1          Actual Expenses.  Synopsys will reimburse Specified Individual’s reasonable out-of-pocket expenses incurred in providing cooperation and support hereunder in accordance with Synopsys’s then-current contractor expense reimbursement policies, provided that Specified Individual obtains Synopsys’s prior written approval of any such expense in excess of $500.

3.2          Compensation.  Specified Individual shall be obligated to provide cooperation and support pursuant to this Cooperation and Support Agreement without compensation (except for reimbursement for reasonable, actually incurred out-of-pocket expenses pursuant to Section 4.1) for a maximum of one hundred (100) hours in the aggregate.  For all time that Specified Individual is required to provide cooperation and support in excess of a total of one hundred (100) hours for all Related Litigation, Specified Individual shall be compensated at the rate of $250 per hour.  However, Specified Individual shall not be compensated under any circumstances for any time required to actually testify in deposition, trial or any other regulatory, administrative or court proceeding (except for reimbursement for reasonable, actually incurred out-of-pocket expenses pursuant to Section 4.1) and any time spent testifying shall not be included in calculating the aforementioned one hundred (100) hours.  Other than as expressly provided herein, the Parties agree and acknowledge that Specified Individual will receive no separate additional compensation under this Cooperation and Support Agreement in consideration of the obligations set forth herein, and that none of the activities performed by Specified Individual in performance of his obligations under this Cooperation and Support Agreement shall be counted against the hourly obligations of the accompanying Consulting Agreement entered into between the Parties.

3.3          Invoicing.  To the extent Specified Individual becomes entitled to compensation pursuant to the terms of this Cooperation and Support Agreement, Specified Individual will issue complete and accurate invoices that specify the number of hours spent in providing cooperation and support and include a reasonably detailed description of the work performed.  Payment to Specified Individual of fees will be due 30 days following Synopsys’s receipt of the invoice for such fees, and (b) Specified Individual will submit invoices to Synopsys on a monthly basis for work performed in the previous month.

4.             CONFIDENTIALITY.  Commencing on the date of this Cooperation and Support Agreement and at all times thereafter, Specified Individual will (a) hold all Confidential Information in strict trust and confidence, (b) refrain from using or permitting others to use Confidential Information in any manner or for any purpose not expressly permitted or required by this Cooperation and Support Agreement, and (c) refrain from disclosing or permitting others to disclose any Confidential Information to any third party without obtaining Synopsys’s express prior written consent on a case-by-case basis.  Specified Individual will protect the Confidential Information from unauthorized use, access, or disclosure using all reasonable measures.  Specified Individual will not attempt to reverse engineer, de-encrypt, or otherwise derive the design, internal logic, structure or inner workings (including algorithms and source code) of any software, products, models, prototypes, or other items provided by Synopsys that use, embody, or contain Confidential Information.  Specified Individual will not remove any tangible embodiment of any Confidential Information from Synopsys’s facilities or premises without Synopsys’s express prior written consent.  Upon Synopsys’s request and upon any termination or expiration of this Cooperation and Support Agreement, Specified Individual will promptly (1) return to Synopsys or, if so directed by Synopsys, destroy all tangible embodiments of the Confidential Information (in every form and medium), (2) permanently erase all electronic files containing or summarizing any Confidential Information, and (3) certify to Synopsys in writing that Specified Individual has fully complied with the foregoing obligations.

5.             REPRESENTATIONS AND WARRANTIES.  Specified Individual represents and warrants that (a) Specified Individual has full right, power, and authority to enter into and perform this Cooperation and Support Agreement without the consent of any third party; (b) Specified Individual is not subject to any contract or duty that would be breached by Specified Individual’s entering into or performing Specified Individual’s obligations under this Cooperation and Support Agreement or that is otherwise inconsistent with this Cooperation and Support Agreement; and (c) each of the representations and warranties of the Specified Individual in this Cooperation and Support Agreement is accurate in all respects as of the date of this Cooperation and Support Agreement and will remain accurate in all respects at all times through and including the Closing Date and at all times during the Cooperation Period as if made at and as of any such time.  Specified Individual will comply with all Legal Requirements applicable to Specified Individual’s performance of his obligations under this Cooperation and Support Agreement.  Specified Individual will not disclose to Synopsys, will not bring into Synopsys’s facilities, and will not induce Synopsys to use any confidential or proprietary information of any third party.

6.             NO CONFLICTS.  Specified Individual will refrain from any activity, and will not enter into any agreement or make any commitment, that is inconsistent or incompatible with Specified Individual’s obligations under this Cooperation and Support Agreement.

7.             COOPERATION PERIOD

7.1          Definition.  The “Cooperation Period” means the period commencing on the Closing Date and ending when all the Related Litigation has come to a final conclusion and all patents and patent applications included in the Nassda Intellectual Property have expired or been abandoned or been ruled invalid.  However, the Cooperation Period will automatically terminate six (6) years from the Closing Date, unless the Parties have agreed in writing to extend the term of the Cooperation Period.

7.2          Voluntary Termination.  Synopsys may terminate the Cooperation Period at any time with or without cause for its convenience, effective upon written notice to Specified Individual.  Specified Individual has no right to terminate the Cooperation Period.  Sections 1, 2.3, 4, 5, 6, 7.2, and 9 will survive any such termination.  Termination of the Cooperation Period will not affect any Party’s liability for any breach of this Cooperation and Support Agreement such Party may have committed before such termination.

8.             NO EFFECT ON NONCOMPETITION AGREEMENT.  No term of this Cooperation and Support Agreement, no cooperation or support requested of or performed by Specified Individual pursuant to this Agreement, and no Confidential Information provided by either Synopsys or Nassda, or any Affiliate of either of them, to Specified Individual for the purposes of having Specified Individual cooperation or support pursuant to this Cooperation and Support Agreement, shall in any respect by deemed or claimed by any Party to this Agreement or any Affiliate thereof to modify, revise, amend, change, lessen or increase the rights of Specified Individual, Synopsys or Nassda, or any Affiliate of any of them, as provided for in the Noncompetition Agreement between Specified Individual, Synopsys and Nassda (the “Noncompetition Agreement”).

9.             GENERAL PROVISIONS

9.1          Governing Law; Venue.  This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California (without giving effect to principles of conflicts of laws).  Any legal action or other legal proceeding relating to this Cooperation and Support Agreement or the enforcement of any provision of this Cooperation and Support Agreement may be brought or otherwise commenced in any state or federal court located in the County of Santa Clara, California.  Specified Individual:

(a)           expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the County of Santa Clara, California (and each appellate court located in the State of California), in connection with any such action or proceeding;

(b)           agrees that service of any process, summons, notice or document delivered by hand or by U.S. mail, by courier or express delivery service addressed to him at the address set forth on the signature page of this Cooperation and Support Agreement shall constitute effective service of such process, summons, notice or document for purposes of any such action or proceeding (it being understood that nothing in this Section 9.1(b) shall affect the right of any party to serve process in any other manner permitted by law);

(c)           agrees that each state and federal court located in the County of Santa Clara, California, shall be deemed to be a convenient forum; and

(d)           agrees not to assert (by way of motion, as a defense or otherwise), in any such action or proceeding commenced in any state or federal court located in the County of Santa Clara, California, any claim that Specified Individual is not subject personally to the jurisdiction of such court, that such action or proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that such court lacks jurisdiction to adjudicate any cause of action or claim for relief based upon or arising from this Cooperation and Support Agreement.

9.2          Severability.  Any term or provision of this Cooperation and Support Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Cooperation and Support Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Cooperation and Support Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases from such term or provision or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Cooperation and Support Agreement shall be enforceable as so modified.

9.3          Successors and Assigns.  With the consent of Specified Individual, which shall not be unreasonably withheld and will not be required for an assignment to an Affiliate of Synopsys, each of Nassda and Synopsys may freely assign any or all of its rights under this Cooperation and Support Agreement, at any time, in whole or in part, to any Person without obtaining the consent or approval of Specified Individual or of any other Person.  This Agreement shall be binding upon Specified Individual and his heirs, executors, estate, personal representatives, successors and assigns (if any), and shall inure to the benefit of Synopsys.  Specified Individual shall not assign any of his rights or delegate any of his obligations under this Cooperation and Support Agreement without the prior written consent of Synopsys.

9.4          Independent Contractor.  Specified Individual’s relation to the other Parties under this Consulting Agreement is that of an independent contractor.  Nothing in this Consulting Agreement is intended or should be construed to create a partnership, joint venture, or employer-employee relationship between Nassda, Synopsys and Specified Individual.

9.5          Notices.  Any notice or other communication required or permitted to be delivered to either party under this Cooperation and Support Agreement shall be in writing and shall be deemed properly delivered, given and received when received at the address or facsimile telephone number set forth beneath the name of such party below (or at such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Specified Individual:

at the address set forth on the signature page hereof; and

if to Nassda:

Nassda Corporation

2650 San Tomas Expressway

Santa Clara, CA 95051

Attention:       Edwin C. V. Winn
Chairman of Special Committee

Facsimile:   (408) 988-9888

with a copy to:

Richards, Layton & Finger LLP

One Rodney Square

P.O. Box 551

Wilmington, DE 19899

Attention:  Gregory V. Varallo

Facsimile:  (302) 651-7701

with a copy to:

Nassda Corporation

2650 San Tomas Expressway

Santa Clara, CA 95051

Attention:  Chief Financial Officer

Facsimile:  (408) 988-9888

with a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attention: Robert P. Latta

Facsimile: (650) 493-6811

if to Synopsys:

Synopsys, Inc.

700 East Middlefield Road

Mountain View, CA  94043

Attention:  General Counsel

Facsimile:  650-965-8637

with a copy to:

Cooley Godward LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA  94306

Attention: Timothy J. Moore

Facsimile:  650-849-7400

9.6          Attorneys’ Fees.  If any legal proceeding relating to this Cooperation and Support Agreement or the enforcement of any provision of this Cooperation and Support Agreement is brought against Specified Individual, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

9.7          Specific Performance.  Specified Individual agrees that, in the event of any breach or threatened breach by Specified Individual of any covenant, obligation or other provision contained in this Cooperation and Support Agreement, each of Nassda and Synopsys shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.  Specified Individual further agrees that neither Nassda nor Synopsys shall be required to obtain, furnish, post or otherwise provide any bond or other security or instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.6, and Specified Individual irrevocably waives any right he may have to require Nassda or Synopsys to obtain, furnish or post any such bond or instrument.

9.8          Remedies.  The rights and remedies of Specified Individual and Synopsys under this Cooperation and Support Agreement are not exclusive of or limited by any other rights or remedies which they may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).  Without limiting the generality of the foregoing, the rights and remedies of Specified Individual and Synopsys under this Cooperation and Support Agreement, and the obligations and liabilities of Specified Individual and Synopsys under this Cooperation and Support Agreement, are in addition to their respective rights, remedies, obligations and liabilities under the law of unfair competition, under laws relating to misappropriation of trade secrets, under other laws and common law requirements and under all applicable rules and regulations.  Except as expressly provided in Section 2.6, nothing in this Cooperation and Support Agreement shall limit any of Specified Individual’s or Synopsys’s obligations or liabilities, or the rights or remedies of Specified Individual and Synopsys under the the Settlement Agreement between the Parties of even date herewith (the “Settlement Agreement”), the Noncompetition Agreement, or the Consulting Agreement of even date herewith (the “Consulting Agreement”); and nothing in the Settlement Agreement, the Noncompetition Agreement or the Consulting Agreement shall limit any of Specified Individual’s or Synopsys’s obligations or liabilities, or any of the rights or remedies of Specified Individual or Synopsys under this Cooperation and Support Agreement.  No breach on the part of Synopsys of any covenant or obligation in the Settlement Agreement, the Noncompetition Agreement or any other agreement shall limit or otherwise affect any right or remedy of Synopsys under this Cooperation and Support Agreement.  Similarly, no breach on the part of Specified Individual of any covenant or obligation in the Settlement Agreement, the Noncompetition Agreement or any other agreement shall limit or otherwise affect any right or remedy of Specified Individual under this Cooperation and Support Agreement.

9.9          Headings.  The bold-faced headings contained in this Cooperation and Support Agreement are for convenience of reference only, shall not be deemed to be a part of this Cooperation and Support Agreement and shall not be referred to in connection with the construction or interpretation of this Cooperation and Support Agreement.

9.10        Construction.  Whenever required by the context, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; and the neuter gender shall include the masculine and feminine genders.  Section headings are included in this Cooperation and Support Agreement merely for convenience of reference; they are not to be considered part of this Cooperation and Support Agreement or used in the interpretation of this Cooperation and Support Agreement.  As used in this Cooperation and Support Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation.” Whenever Synopsys’s consent or approval is required under this Cooperation and Support Agreement, Synopsys may grant or deny its consent or approval in its sole and absolute discretion.  Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Cooperation and Support Agreement.  Except as otherwise indicated in this Cooperation and Support Agreement, all references in this Cooperation and Support Agreement to “Sections” are intended to refer to Sections of this Cooperation and Support Agreement.  In the event of any conflict between this Cooperation and Support Agreement and a Statement of Work, this Cooperation and Support Agreement will control.  All references in this Cooperation and Support Agreement to the “date of this Cooperation and Support Agreement” shall be deemed to refer to the date set forth in the preamble.

9.11        Waiver.  No failure on the part of Synopsys to exercise any power, right, privilege or remedy under this Cooperation and Support Agreement, and no delay on the part of Synopsys in exercising any power, right, privilege or remedy under this Cooperation and Support Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.  Synopsys shall not be deemed to have waived any claim arising out of this Cooperation and Support Agreement, or any power, right, privilege or remedy of Synopsys under this Cooperation and Support Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Synopsys; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.12        Obligations Absolute.  Specified Individual’s obligations under this Cooperation and Support Agreement are absolute and shall not be terminated or otherwise limited by virtue of any breach (on the part of Nassda, Synopsys or any other person) of, or inaccurate representation or warranty contained in, any provision of the Merger Agreement, the Settlement Agreement or any other agreement or instrument, or by virtue of any failure to perform, or any other breach of, any obligation of Nassda, Synopsys or any other person.  Similarly, the obligations of the Synopsys and Nassda under the Merger Agreement, the Settlement Agreement or any other agreement or instrument, shall not be terminated or otherwise limited by virtue of any breach (on the part of Specified Individual) of, or inaccurate representation or warranty contained in, any provision of this Cooperation and Suppport Agreement.

9.13        Amendment.  This Cooperation and Support Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Nassda, Synopsys (or any successor thereto) and Specified Individual.

9.14        Entire Agreement.  This Agreement, the Settlement Agreement, and the other agreements and instruments referred to in the Settlement Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof.

IN WITNESS WHEREOF, the Parties have executed this Cooperation and Support Agreement as of the date set forth in the preamble.

(“NASSDA”)	(“SPECIFIED INDIVIDUAL”)

Signed:	Signed:

Name:	Printed Name:

Title:	Address:

(“SYNOPSYS”)

Signed:

Name:

Title: